FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549


                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

For the month of August 2008 (Report No.1)
Commission File Number: 0-28986

                       TTI TEAM TELECOM INTERNATIONAL LTD.
                 (Translation of registrant's name into English)


               12 Amal St, Afek Park, Rosh Ha'ayin, 48092, Israel.
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


                        Form 20-F_X____          Form 40-F________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):-------------

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):---------------

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes____                 No__X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________


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The GAAP Financials attached to Exhibit 99.1 attached to this Report on Form 6-K are hereby incorporated by reference into the Registrant's Registration Statements on Form S-8 (File Nos. 333-101979, 333-127097 and 333-139716) and
Form F-3 (File Nos. 333-122236 and 333-128138), to be a part thereof from the date on which this report is submitted, to the extent not superceded by documents or reports subsequently filed or furnished.

                                    CONTENTS

Exhibit 99.1 Press Release: TTI Telecom Reports Second Quarter 2008 Financial Results, dated August 13, 2008.



                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                          TTI Team Telecom International Ltd.


Date: August 18, 2008                     By: /s/_Israel (Eli) Ofer
                                             --------------------------
                                          Israel (Eli) Ofer
                                          Chief Financial Officer


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                                  EXHIBIT INDEX

Exhibit              Description
Number               of Exhibit


99.1 Press Release: TTI Telecom Reports Second Quarter 2008 Financial Results, dated August 13, 2008.